

February 23, 2012

Via E-mail
Alessandro Sodi
President and Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

> **Re:** **Diligent Board Member Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2012**
> **File No. 000-53205**

Dear Mr. Sodi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   On the first page of your proxy statement, as delivered to security holders, please state the approximate date on which your proxy statement and form of proxy are first sent or given to your security holders. See Item 1(b) of Schedule 14A. In addition, it appears that you have omitted the form of proxy from your filing. Please include a properly marked preliminary form of proxy with your amended filing. Refer to Exchange Act Rule 14a-6(a).

Proposal Four – Calling a Special Meeting of Stockholders, page 25

2.   We note your disclosure in the first sentence that your bylaws include a provision that allows the Chairman and majority of the Board to call special meetings. Please disclose why it is necessary to include a substantially similar provision in your Certificate of Incorporation.

Proposal Five – Restrictions on Stockholder Action by Written Consent, page 26

3.   Please expand your disclosure to include a more balanced discussion regarding the potential disadvantages to shareholders, as well as the advantages to the company, as a result of approving the proposal to eliminate the ability of shareholders to take action by written consent.

Proposal Seven – Amendment of the 2010 Stock Option and Incentive Plan, page 28

4.   Please tell us whether you have any current plans to issue shares under the amended 2010 Plan. If so, include a New Plan Benefits table as required by Schedule 14A Item 10. If you have no current plans, please include an unambiguous statement to this effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Wallace E. Brockhoff
        Lathrop & Gage LLP